UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS  PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for
the Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Westfield Financial, Inc.
Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) for 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
May 26, 2010

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$1,885,545	$2,493,124
Pooled separate accounts	4,351,012	2,811,070
Stable Value Fund	1,060,267	936,634
Mutual Fund	117,042	2,189

Total investments at fair value	7,413,866	6,243,017

Loans to participants	240,253	234,009
Net assets available for benefits at fair value	7,654,119	6,477,026

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(7,116)	45,870

Net assets available for benefits	$7,647,003	$6,522,896

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$398,956	$(1,632,913)
Interest and dividends	131,841	169,330
Total investment income (loss)	530,797	(1,463,583)

Contributions:
Participant	591,857	621,727
Employer	171,391	168,604
Rollovers	593	40,783
Total contributions	763,841	831,114

Total additions	1,294,638	(632,469)

Deductions from net assets attributed to:
Benefits paid to participants	166,942	457,303
Administrative expenses	3,589	3,414

Total deductions	170,531	460,717

Net increase (decrease)	1,124,107	(1,093,186)

Net assets available for benefits:

Beginning of the year	6,522,896	7,616,082

End of the year	$7,647,003	$6,522,896

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

1.	DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan.  Principal Financial Group is the custodian of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan.  In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion.  No discretionary contributions were made for the years ended December 31, 2009 and 2008.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group, common shares of Westfield Financial, Inc. (the parent company of Westfield Bank), a stable value fund and mutual funds.  Company contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000.  The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence.  These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator.  Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2009.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of not more than the participant’s assumed life expectancy.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions.  Forfeitures were $219 in 2009 and $3,951 in 2008.  The 2009 forfeiture balance is expected to be used to offset employer contributions in future years.  In 2008, forfeitures were used to reduce employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan document.  Fees paid by the Plan to the custodian for other administrative services were $3,588 and $3,414 for the years ended December 31, 2009 and 2008, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Plan’s Administrator has evaluated subsequent events through June 2, 2010, which is the date the financial statements were available to be issued.  There were no subsequent events that require adjustment to or disclosure in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Estimates are principally used in the determination of the fair value of investments.  Actual results could differ from those estimates.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Accounting Standards Codification 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to the guaranteed interest accounts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are stated at fair value based on amounts reported by the Principal Financial Group by reference to the quoted market prices of the underlying investments. Investments in Westfield Financial, Inc. common stock are valued at the closing market price as of the last trade date of the year.  Participant loans are valued at the outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses.  Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The plan is required to return contributions received during the plan year in excess of the IRC limitations.

Benefits

Benefits are recorded when paid.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The Codification did not have an impact on these financial statements.

In May 2009, the FASB issued guidance establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the year end reporting date but before the date the financial statements are issued or available to be issued. In particular, this guidance requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the year end reporting date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the year end reporting date but arose after that date. The Plan adopted the provisions of this guidance for the year ending December 31, 2009 without effect on these financial statements.

Fair Value Hierarchy

Investments held by the Plan are measured using inputs from the three levels of the fair value hierarchy. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Level 3 – Inputs include unobservable inputs that reflect the Plan Administrator’s assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan Administrator develops these inputs based on the best information available, including the entity’s own data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

3.	INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2009 and 2008.  Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.

	2009		2008
Investments at fair value as determined by quoted market price:
Westfield Financial, Inc. Common Stock (228,550 shares and 241,581 shares at December 31, 2009 and 2008, respectively)	$1,885,545	*	$2,493,124	*
The Principal Financial Group:
Bond and Mortgage Separate Account	148,403		113,151
Principal Lifetime 2010 Separate Account	381,654		249,750
Principal Lifetime 2015 Separate Account	70,729		713
Principal Lifetime 2020 Separate Account	472,703	*	369,338	*
Principal Lifetime 2025 Separate Account	50,943		424
Principal Lifetime 2030 Separate Account	516,456	*	358,986	*
Principal Lifetime 2035 Separate Account	1,448		-
Principal Lifetime 2040 Separate Account	285,198		156,962
Principal Lifetime 2045 Separate Account	878		-
Principal Lifetime 2050 Separate Account	50,270		22,315
Principal Lifetime 2055 Separate Account	833		-
Principal Lifetime Str Inc Separate Account	1,144		895
Small Capital S&P 600 Index Separate Account	50,469		19,767
Middle Capital S&P 400 Index Separate Account	137,020		84,561
Small Company Value Separate Account	241,535		105,642
Disciplined Large Capital Blend	68,712		33,567
Large Capital S&P 500 Index Separate Account	482,882	*	424,113	*
Diversified International Separate Account	362,053		216,598
PIMCO Total Return C Fund	117,042		2,189
Morley Financial Services, Inc. Stable Value Fund	1,060,267	*	936,634	*
Goldman Sachs Asset Management – Middle Capital
Value 1 Separate Account	196,506		155,484
Turner/Mellon/Jacobs Levy
MDCP Gr II Separate Account	78,844		32,397
Columbus Circle Investors
Large Company Growth Separate Account	134,864		90,341
UBS Global Asset Management
Large Capital Value 1 Separate Account	384,147	*	252,355
Alliance ebernstein/CCI Small Cap Growth I Separate Account	233,321		-
Mazama Capital Management
Small Capital Growth III Separate Account	-		123,711

Investments at Fair Value	$7,413,866		$6,243,017
* Investments that represent 5% or more of net asset available for benefits.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

INVESTMENTS (Continued)

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2009	2008

Pooled Separate Accounts	$856,651	$(1,803,835)
Stable Value Fund	21,779	20,184
Mutual Fund	6,181	73
Westfield Financial, Inc. Common Stock	(485,655)	150,665
Net appreciation (depreciation) in fair value of investments	$398,956	$(1,632,913)

Stable Value Fund

In 2006, the Plan entered into a benefit-responsive collective investment trust with The Union Bond & Trust Company Principal Stable Value Fund (the “Fund”).  The Union Bond & Trust Company maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The collective investment trust is reflected in the financial statements at fair value as reported to the Plan by The Union Bond & Trust Company.

Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Contract value, as reported to the Plan by The Union Bond & Trust Company, represents invested principal plus accrued interest thereon.  The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by plan participants at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the collective investment trust at December 31, 2009 and 2008 was $1,060,267 and $936,634, respectively.  The gross crediting rate formula is negotiated in the wrap contract and is subject to re-negotiation by the contract issuer and /or the contract holder.  The wrap contracts in this Fund are predominantly re-set on a monthly basis with a one-month look back for the portfolio statistics.  The wrap contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

INVESTMENTS (Concluded)

Certain events may limit the ability of the Fund to transact at contract value with the issuer.  Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fund, transfers to competing options without meeting the equity wash provisions of the Fund, and plan sponsor withdrawals without the appropriate notice to the Fund and/or issuer.

In the normal course of business, such events or conditions would not limit the ability of the Fund to transact at contract value with the participants in the Fund.  The Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value events. An issuer can terminate an investment contract upon the event of default by the contract holder, Adviser or Trustee if the issuer determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on the issuer’s interest with respect to the contract.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2009 and 2008:

	2009	2008
Average yields:
Based on actual earnings	2.76%	4.38%
Based on interest rate credited to participants	2.63%	3.78%

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

5.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the IRS, dated February 14, 2002, stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

In 2009, the Plan adopted accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements.  Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review.  The adoption of this new guidance did not have a material impact on the Plan’s financial statements.  The Plan does not have any uncertain tax positions at December 31, 2009 which require disclosure or accrual.

6.	TRANSACTIONS WITH PARTIES IN INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group.  Westfield Financial, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in Western Massachusetts. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Company to the custodian for loan administration and other administrative services were $19,138 and $15,300 for the years ended December 31, 2009 and 2008, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Westfield Financial, Inc. and separate accounts managed by The Principal Financial Group.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits in the statement of net assets available for benefits and net assets on Form 5500 at December 31, 2009:

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

RECONCILIATION TO FORM 5500 (Concluded)

Net assets available for benefits as reported in the statement of net assets available for benefits	$7,647,003
Adjustment from contract value to fair value for interest in guaranteed interest account relating to fully benefit-responsive investment contracts	7,116
Net assets per Form 5500	$7,654,119

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2009, to Form 5500:

Net increase in net assets per the statements of changes in net assets	$1,124,107
Add: Adjustment from fair value to contract value at December 31, 2009	52,986
Net income per Form 5500	$1,177,093

9.	FAIR VALUE MEASUREMENTS

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts invest mainly in mutual funds, domestic stocks, international stocks and fixed securities.  The fair value of the underlying mutual funds and domestic stocks are publicly quoted pricing input (level 1) and are used in determining the net asset value (“NAV”) of the pooled separate accounts, which is not publicly quoted.  The fair value of the international stocks have observable level 1 or 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  When markets move outside a set of thresholds in a day, instead of accepting the exchange quote from the third party service provider, the Principal Financial Group uses prices determined by the Fair Market Value Model which is a multi-factor regression model.  This model is used to adjust closing prices on foreign markets for activity between the closing of the foreign and U.S. markets.  The fixed securities, such as asset backed securities, residential mortgage backed securities, commercial mortgage backed securities and corporate bonds, have observable level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

FAIR VALUE MEASUREMENTS (Continued)

Mutual Funds – Mutual Funds are valued at the NAV of shares held by the plan at year end.

Stable Value Fund – This is a collective investment trust for which the net asset value is based on the market value of its underlying investments.  This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

Participant Loans – Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008, respectively:

	Assets	2009
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,885,545	$1,885,545	$-	$-
Pooled separate accounts	4,351,012	-	4,351,012	-
Stable Value Fund	1,060,267	-	1,060,267	-
Mutual Fund	117,042	117,042	-	-
Participant loans	240,253	-	240,253	-
Total	$7,654,119	$2,002,587	$5,651,532	$-

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

FAIR VALUE MEASUREMENTS (Concluded)

	Assets	2008
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$2,493,124	$2,493,124	$-	$-
Pooled separate accounts	2,811,070	-	2,811,070	-
Stable Value Fund	936,634	-	936,634	-
Mutual Fund	2,189	2,189	-	-
Participant loans	234,009	-	234,009	-
Total	$6,477,026	$2,495,313	$3,981,713	$-

There were no assets valued on a non-recurring basis at December 31, 2009 or 2008.

SCHEDULE H, LINE 4i – Schedule of Assets (held at year end)
As of December 31, 2009

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

Investments at fair value as determined by quoted market price:
* Westfield Financial, Inc. Common Stock (228,550 shares)		$1,885,545
*The Principal Financial Group:
Bond and Mortgage Separate Account		148,403
Principal Lifetime 2010 Separate Account		381,654
Principal Lifetime 2015 Separate Account		70,729
Principal Lifetime 2020 Separate Account		472,703
Principal Lifetime 2025 Separate Account		50,943
Principal Lifetime 2030 Separate Account		516,456
Principal Lifetime 2035 Separate Account		1,448
Principal Lifetime 2040 Separate Account		285,198
Principal Lifetime 2045 Separate Account		878
Principal Lifetime 2050 Separate Account		50,270
Principal Lifetime 2055 Separate Account		833
Principal Lifetime Str Inc Separate Account		1,144
Small Capital S&P 600 Index Separate Account		50,469
Middle Capital S&P 400 Index Separate Account		137,020
Small Company Value Separate Account		241,535
Disciplined Large Capital Blend		68,712
Large Capital S&P 500 Index Separate Account		482,882
Diversified International Separate Account		362,053
PIMCO Total Return C Fund		117,042
Morley Financial Services, Inc. Stable Value Fund		1,060,267
*Goldman Sachs Asset Management – Middle Capital
Value 1 Separate Account		196,506
*Turner/Mellon/Jacobs Levy MDCP Gr II Separate Account		78,844
*Columbus Circle Investors Large Company Growth Separate Account		134,864
*UBS Global Asset Management Large Capital Value 1 Separate Account		384,147
*Alliance ebernstein/CCI Small Cap Growth I Separate Account		233,321
Investments at Fair Value		7,413,866

Participant Loans		240,253

Total assets available for benefits at fair value		$7,654,119

* Indicates party in interest to the Plan.
   See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 14, 2010	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr.
Chief Financial Officer

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm